July 17, 2024

Emmanuel Rotat
Meridiam SAS
Allego N.V.
4 Place de l'Opera 75002
Paris, France

       Re: Allego N.V.
           Schedule TO-T filed July 3, 2024
           Schedule 13E-3 filed July 3, 2024
           File No. 5-93922
Dear Emmanuel Rotat:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. All defined terms have the same meaning as in your filings, unless otherwise indicated.

Schedule TO-T and Schedule 13E-3 filed July 3, 2024; Offer to Purchase When and how will I paid for my tendered shares?, page 14

1. You state that tendered shares will be paid for "as promptly as practicable" following the
       Expiration Time. Please state the approximate timing of payment, given that this is a cross-border offer for a target company incorporated in the Netherlands. We note that you have not checked the box on the cover page of the Schedule TO indicating that you are relying on the exemptions provided in Rule 14d-1(d).
Position of Purchaser Regarding the Fairness of the Transaction, page 23

2. Revise to provide the required fairness disclosure for all filing persons on the Schedule
       13E-3. To the extent that a filer has not conducted its own fairness analysis, it may adopt the conclusion and supporting analysis of another filing person.
3. Expand this section to address and explain each filing person's belief as to the procedural
 July 17, 2024
Page 2

       fairness of the Offer, in the absence of the safeguards outlined in Items 1014(c), (d) and
       (e) of Regulation M-A. See Item 8 of Schedule 13E-3.
4. Address how the Purchaser considered the $2.38 per Share indication of interest from a third party, which required the discussion and cooperation of Purchaser to proceed, that it declined. Explain how the Purchaser considered this alternative higher value in determining that its Offer is fair.
Related Party Transaction, page 28

5. Under the subsection "De-SPAC Transaction Registration Rights Agreement," you refer to "a Registration Rights Agreement" entered into by, among others, "the Company" and the "Purchaser." Please provide that agreement as an exhibit, and provide relevant information called for by Item 11 of Schedule TO, or advise. See Items 1011(a)(1) and
       1016(d) of Regulation M-A.
6. Refer to the first sentence under subsection "De-SPAC Transaction Registration Rights
       Agreement." Please revise to identify "certain other holders of Shares," or advise.
Materials Prepared by the Parent's Financial Advisors, page 32

7. We note the reference to "other business and financial information of the Company"
       reviewed by Morgan Stanley in connection with its March 27 Presentation. If Morgan
       Stanley reviewed non-public financial forecasts or projections, please summarize that information in the disclosure document, or advise.
Summary of the March 27 Presentation, page 33

8. Revise to considerably expand this section so that it includes the results and illustrative ranges for each point of analysis conducted by the financial advisor, along with the results yielded by each. See Item 9 of Schedule 13E-3 and Item 1015 of Regulation M-A.
Acceptance for Payment and Payment for Shares, page 37

9. Refer to the last sentence in bold in this section. Please revise this statement (and similar statements throughout the filing, including the bolded language on page 41 of the Offer and the Letter of Transmittal) to clarify that stockholders may challenge your determinations in a court of competent jurisdiction.
Post-Delisting Unaffiliated Private Shareholders Liquidity Arrangements, page
70

10. The information here about Priority Tag Rights and any auction sales process of Shares for Unaffiliated Shareholders within 18 months after delisting should be more prominently and fully disclosed and explained. Your expanded disclosure should address, among other things, Unaffiliated Shareholders' right to enforce these provisions. It should also describe how the Purchaser "will assist the Company with the organization of the auction sales process."
11. Refer to the last paragraph under this section. Please revise to identify which "corporate governance provisions and post-delisting covenants specified in the Transaction
       Framework Agreement" are referred to here.
Termination of the Transaction Framework Agreement, page 73
 July 17, 2024
Page 3

12. We note from your disclosure that "[t]he Transaction Framework Agreement may be terminated and the Transactions may be abandoned at any time . . . by notice in writing given by Purchaser to the Company . . . following a Support Withdrawal." We also note, however, that page 31 of Allego N.V.'s Schedule 14D-9, filed on July 3, 2024, reflects that "the Company will not be able to terminate the Transaction Framework Agreement in the event the Disinterested Directors withdraw their support for the Transactions, and will need to comply with its obligations thereunder, including to effect the Delisting and the
       Deregistration in the event the Closing occurs." Please revise to reconcile these two contradictory statements, or advise.
Effect of Termination, page 74

13. Please revise to clarify which "certain provisions" of the Transaction Framework
       Agreement will "survive" the termination of the Agreement, or advise. Possible Effects of the Offer; No Shareholder Approval; No Appraisal Rights, page 75

14. We note the disclosure regarding "buy-out procedures" under Dutch law on page 46 of Allego N.V.'s Schedule 14D-9, filed on July 3, 2024. Please revise the Offer to
       Purchase to include similar disclosure, including whether the Purchaser intends to initiate such proceeding.
Certain Conditions of the Offer, page 76

15. Refer to the second sentence of the final paragraph under this section. This language indicates that once an offer condition is triggered, you may assert it "at any time and from time to time." We also note similar disclosures on pages 13, 35, and 77. If an event occurs that implicates an offer condition, an offeror must promptly inform security holders whether it will waive the condition and continue with the Offer, or terminate the Offer based on that condition. In this respect, reserving the right to waive a condition "at any time and from time to time" is inconsistent with your obligation to inform security holders promptly if events occur that "trigger" an offer condition. Please revise here and elsewhere relevant.
Miscellaneous, page 78

16. We note the following disclosure on page 79: "Acceptances of the Offer and tenders of
       Shares will not be accepted . . . if the consideration for the Shares is required to be mailed or otherwise delivered in or into a Restricted Territory or if an address within a Restricted
       Territory is provided for receipt of the price of the Shares in the Offer or the return of the
       Letter of Transmittal." Please explain in your response letter how you may reject tendered shares from certain shareholders, consistent with the requirements of Exchange Act Rule
       14d-10(a)(1).
General

17. Please provide the information called for by Items 3 and 5-8 of Schedule TO, including such information as to "each person controlling the" Purchaser. See General Instruction C to Schedule TO. To the extent relevant, include such information regarding Opera
       Charging B.V., Thoosa Infrastructure Investments S.a.r.l., Meridiam EI SAS, Thoosa
       Infrastructure Fund SCS, Meridiam Transition FIPS, or advise.
 July 17, 2024
Page 4

18. Item 4 of Schedule 13E-3 requires description of, among other things, "any provision made by the filing person in connection with the transaction to grant unaffiliated security holders . . . to obtain counsel or appraisal services at the expense of the filing person." See
        Item 1004(e) of Regulation M-A. We note that the sections incorporated by reference do not include such information. Please revise, or advise. If not applicable, so state.
19. It appears that you have incorporated by reference the financial information for the registrant required by Item 13 of Schedule 13E-3. However, where you do so, the disclosure document disseminated to shareholders must contain at least the summary financial information required under Item 1010(c) of Regulation M-A. See Instruction 1 to Item 13 of Schedule 13E-3. Please revise to provide that information.
20. We note that several exhibits to the Schedule 13E-3 contain redactions. Revise to indicate that you have submitted a confidential treatment request to omit such information. See
        Rule 24b-2(b)(2).
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Eddie Kim at 202-679-6943 or Christina Chalk at 202-551-
3263.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Mergers & Acquisitions